JATT II Acquisition Corp

153 Central Avenue

C/O 56

Westfield, NJ 07091

April 6, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pam Howell

RE:	JATT II Acquisition Corp (the “Company”)
Registration File No. 333-294294 (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentleman

Reference is made to the Company’s letter, filed as correspondence via EDGAR on April 3, 2026, in which the Company requested the acceleration of the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) for Monday, April 6, 2026, at 4:00 p.m. Eastern Time (the “Effective Date”), in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time, and the Company hereby formally withdraws its request for acceleration of the Effective Date.

Very truly yours,

JATT II Acquisition Corp

By:	/s/ Someit Sidhu
	Name:	Someit Sidhu
	Title:	Chief Executive Officer